Exhibit 99.1

Global Cord Blood Corporation Announces Receipt of Unsolicited Non-Binding Acquisition Proposal

Shareholders Advised to Take No Action Pending Board Review

HONG KONG, China, March 2, 2021 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that its board of directors (the “Board”) has received a non-binding proposal letter from Alternate Ocean Investment Company Limited (“Alternate Ocean”), a wholly-owned subsidiary of Haitong International Securities Group Limited (Stock Code: 665.HK), pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities that it manages and/or advises, proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions.

Consistent with its fiduciary responsibilities, the Board will carefully review the unsolicited proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. GCBC shareholders need take no action at this time.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com